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                                                           SEC FILE NUMBER
                                                              0-15935
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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:  March 31, 1998
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                Not Applicable
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PART I -- REGISTRANT INFORMATION
                            Altris Software, Inc.
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Full Name of Registrant
                               Alpharel, Inc.
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Former Name if Applicable
                            9339 Carroll Park Drive
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Address of Principal Executive Office (Street and Number)
                              San Diego, CA 92121
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


On March 11, 1998, Altris Software, Inc. (the "Company") announced that it is conducting a review of its financial statements for the year ended December 31, 1996 and the nine months ended September 30, 1997 with a view to determining whether all of the revenue previously reported for those periods was recognized in accordance with generally accepted accounting principles. The Company has not completed such review, and because it has been focusing its attention and resources to completing such review, it will not be able to complete its Form 10-Q for the period ended March 31, 1998 without unreasonable effort or expense prior to the due date of such Form 10-Q.

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registration undertakes to file its Form 10-Q for the period ended March 31, 1998 within 5 calendar days following the Form 10-Q's prescribed due date of May 15, 1998.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                  John W. Low                (619)              625-3000
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Form 10-K for the period ended
    December 31, 1997                                          / / Yes  /X/ No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Please see response to Part III. A reasonable estimate of the results cannot be made at this time because the Company has not finished conducting the review of its financial statements as set forth in the response to Part III.

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                              Altris Software, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date           May 13, 1998                 By      /s/ JOHN W. LOW
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                                                            John W. Low
                                                      Chief Financial Officer
                                                           and Secretary